                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934


                             Vintage Petroleum, Inc.
                             -----------------------
                                (Name of Issuer)

                     Common Stock, par value $.005 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   927460-10-5
                                 --------------
                                 (CUSIP Number)

                            Thomas Boone Pickens, Jr.
                            260 Preston Commons West
                                8117 Preston Road
                               Dallas, Texas 75225
                                 (214) 265-4165
   ---------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  May 15, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              Please Send Copies of Notices and Communications to:

                             Taylor H. Wilson, Esq.
                              Haynes and Boone, LLP
                           901 Main Street, Suite 3100
                               Dallas, Texas 75202
                                 (214) 651-5615

                                  SCHEDULE 13D

---------------------                                              ------------
CUSIP No. 927460-10-5                                              Page 2 of 8
---------------------                                              -----------

--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       BP Capital Energy Equity Fund, L.P., a Delaware limited partnership 75-2948254
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [X]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
      3       SEC USE ONLY


--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

                       WC/OO
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                               [ ]

                       N/A
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
--------------------------------------------------------------------------------
                                       7      SOLE VOTING POWER

            NUMBER OF                              4,498,144
             SHARES                   ------------------------------------------
                                       8     SHARED VOTING POWER

          BENEFICIALLY                             0
            OWNED BY                  ------------------------------------------
                                       9     SOLE DISPOSITIVE POWER
              EACH
           REPORTING                               4,498,144
                                      -----------------------------------------
             PERSON                   10     SHARED DISPOSITIVE POWER
              WITH
                                                   0
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       5,630,700
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                       [ ]

                       N/A
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       8.9% (1)
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

                       PN
--------------------------------------------------------------------------------
 (1) Based on a total of 63,136,322 Shares outstanding on May 10, 2002, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2002.

---------------------                                               -----------
CUSIP No. 927460-10-5                                               Page 3 of 8
---------------------                                               -----------

--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       BP Capital Energy Equity International Holdings I, L.P., a Delaware limited partnership 75-2958603
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [X]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
      3       SEC USE ONLY


--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

                       WC/OO
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e) 9

                       N/A
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
--------------------------------------------------------------------------------
                                       7      SOLE VOTING POWER

            NUMBER OF                              1,132,556
             SHARES                   ------------------------------------------
                                       8     SHARED VOTING POWER

          BENEFICIALLY                             0
            OWNED BY                  ------------------------------------------
                                       9     SOLE DISPOSITIVE POWER
              EACH
           REPORTING                               1,132,556
                                      -----------------------------------------
             PERSON                   10     SHARED DISPOSITIVE POWER
              WITH
                                                   0
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       5,630,700
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                       [ ]

                       N/A
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       8.9% (1)
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

                       PN
--------------------------------------------------------------------------------
(1) Based on a total of 63,136,322 Shares outstanding on May 10, 2002, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2002.

---------------------                                               -----------
CUSIP No. 927460-10-5                                               Page 4 of 8
---------------------                                               -----------

         This Amendment No. 1 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D filed on March 25, 2002 (the "Original Filing"), by BP Capital Energy Equity Fund, L.P. ("Energy") and BP Capital Energy Equity International Holdings I, L.P. ("International"), by furnishing the information set forth below. Energy and International are collectively defined in this Amendment as the "Filing Persons." Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Original Filing.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is amended and restated in its entirety to read as follows:

         The total amount of funds required by Energy for the purchase of 4,498,144 Shares was approximately $65,026,396 and was obtained from working capital and, from time to time, in part by margin account loans from Bear, Stearns Securities Corp., extended in the ordinary course of business.

         The total amount of funds required by International for the purchase of 1,132,556 Shares was approximately $15,029,069 and was obtained from working capital and, from time to time, in part by margin account loans from Bear, Stearns Securities Corp., extended in the ordinary course of business.

ITEM 4.    PURPOSE OF TRANSACTION.

         Item 4 is amended to include the following:

         In connection with their review and analysis of the financial condition of the Issuer, the Filing Persons sent a letter on May 15, 2002, to the Chairman and to the President of the Issuer, which letter is attached hereto as Exhibit 2 and is incorporated herein by reference. The letter describes a series of proposed actions to be taken by the Issuer and sets forth a proposed plan of restructuring, which plan is attached hereto as Exhibit 3 and is incorporated herein by reference. The Filing Persons believe that the consummation by the Issuer of the plan of restructuring would result in increased value for the Issuer's stockholders. Regardless of whether the Issuer decides to go forward with the proposed plan of restructuring, the Filing Persons will continue to review the factors listed in the Original Filing and will continue to evaluate their alternative courses of action with respect to the Issuer, including the feasibility of making a proposal to acquire all or a substantial portion of the equity in the Issuer. The Filing Persons issued a press release dated May 15, 2002, with regard to the foregoing, which press release is attached hereto as
Exhibit 4 and is incorporated herein by reference.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is amended and restated in its entirety to read as follows:

         (a) The Filing Persons may be deemed to beneficially own 5,630,700 Shares (which is approximately 8.9% of the Shares outstanding on May 10, 2002, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2002).

---------------------                                               -----------
CUSIP No. 927460-10-5                                               Page 5 of 8
---------------------                                               -----------

(b)                                               SOLE             SHARED            SOLE             SHARED
                                                 VOTING            VOTING         DISPOSITIVE      DISPOSITIVE
                                                  POWER             POWER            POWER            POWER
                                               ------------     -------------    --------------    -------------
BP Capital Energy Equity Fund, L.P.             4,498,144            0             4,498,144            0
BP Capital Energy Equity International
     Holdings I, L.P.                           1,132,556            0             1,132,556            0


         (c) All transactions in the Shares by the Filing Persons since the most recent filing of Schedule 13D are set forth in Schedule A.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is amended and restated in its entirety as follows:

         Exhibit 1. Joint Filing Agreement, dated March 22, 2002, entered into by and between Energy and International (incorporated herein by reference to Exhibit 1 of Schedule 13D filed with the Commission on March 25,
                        2002).

         Exhibit 2.     Letter, dated May 15, 2002, from the Filing Persons to
                        Issuer.

         Exhibit 3.     Vintage Restructuring Proposal.

         Exhibit 4.     Press Release, dated May 15, 2002.

---------------------                                               -----------
CUSIP No. 927460-10-5                                               Page 6 of 8
---------------------                                               -----------

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: May 15, 2002


                                         BP CAPITAL ENERGY EQUITY FUND, L.P.

                                         By:  BP Capital Management, L.P.,
                                                its general partner
                                         By:  TBP Investments Management
                                                LLC, its general partner



                                              By:        /s/ G. Michael Boswell
                                                       ------------------------
                                              Name:    G. Michael Boswell
                                              Title:   Managing Director



                                         BP CAPITAL ENERGY EQUITY INTERNATIONAL
                                         HOLDINGS I, L.P.

                                         By:  BP Capital Management, L.P., its
                                                general partner
                                         By:  TBP Investments Management LLC,
                                                its general partner


                                              By:        /s/ G. Michael Boswell
                                                       ------------------------
                                              Name:    G. Michael Boswell
                                              Title:   Managing Director

---------------------                                               -----------
CUSIP No. 927460-10-5                                               Page 7 of 8
---------------------                                               -----------

                                   SCHEDULE A

                TRANSACTIONS IN THE SHARES IN THE PAST SIXTY DAYS

SINCE THE MOST RECENT FILING OF SCHEDULE 13D, THE ONLY TRANSACTIONS IN THE SHARES BY THE FILING PERSONS WERE THE FOLLOWING PURCHASES: *

      DATE                  PRICE                ENERGY             INTERNATIONAL
    03/28/02               $14.66                269,600               67,400




--------
* All such transactions were effectuated in the open market.

                                    EXHIBITS

     EXHIBIT
     NUMBER                            DESCRIPTION
     -------                           -----------
      1.             Joint Filing Agreement, dated March 22, 2002, entered
                     into by and between Energy and International
                     (incorporated herein by reference to Exhibit 1 of
                     Schedule 13D filed with the Commission on March 25,
                     2002).

      2.             Letter, dated May 15, 2002, from the Filing Persons to
                     Issuer.

      3.             Vintage Restructuring Proposal.

      4.             Press Release, dated May 15, 2002.